Exhibit 12.1

Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

Our historical ratios of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated are set forth below.

	2014	2013	2012	2011	2010
	(in thousands)
Income (loss) before income taxes and discontinued operations	197,499	145,656	101,064	50,339	(10,580)
Plus fixed charges:
Interest expense on deposits	20,012	16,335	16,794	27,977	41,329

Interest expense on borrowings	11,474	13,425	11,238	10,946	7,931

Fixed charges	31,486	29,760	28,032	38,923	49,260
Dividends and accretion on preferred stock	1,387	1,410	3,793	16,206	9,882
Ratio of Earnings to Fixed Charges
Including interest on deposits	7.27	5.89	4.61	2.29	—
Excluding interest on deposits	18.21	11.85	9.99	5.60	—
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Including interest on deposits	6.97	5.63	4.06	1.62	—
Excluding interest on deposits	16.25	10.72	7.47	2.26	—